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	November 13, 2006	MOSCOW
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VIENNA

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3561

RE:	Rite Aid Corporation —
Preliminary Proxy Statement on Schedule 14A
Filed on October 2, 2006
File No. 1-5742

Dear Mr. Riedler:

On behalf of our client, Rite Aid Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 31, 2006 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on October 2, 2006 (File No. 1-5742) (the “Preliminary Proxy Statement”).  In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Proxy Statement”) to the Preliminary Proxy Statement.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.

Schedule 14A

General

1.                                      On a supplemental basis, please confirm that the proxy statement will be provided to your shareholders at least 20 business days prior to the consent submission deadline.

Response:  The Company confirms that the proxy statement will be mailed to Rite Aid stockholders at least 20 business days prior to the date of the special meeting.

2.                                    We note that you have not included a Form S-4 with the proxy. While we presume that you can issue your shares to Jean Coutu Group privately, please confirm this fact in your response letter.

Response:  The 250 million shares of Rite Aid common stock to be issued to Jean Coutu Group pursuant to the Stock Purchase Agreement will be issued in a transaction not involving a public offering and the issuance is, therefore, exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  In the Stock Purchase Agreement, Jean Coutu Group represents its intention to acquire the shares for its own account and not with a view to the public resale or distribution thereof within the meaning of the Securities Act.  Appropriate restricted stock legends will be affixed to the share certificates issued to Jean Coutu Group in the transaction.

3.                                    Please advise us whether either financial advisor has consented to the inclusion of the respective fairness opinions in the proxy statement.  If a consent has been provided, disclose this fact in the proxy statement.

Response:  The penultimate paragraph of the Rothschild fairness opinion, reproduced as Appendix F to the Proxy Statement, contains an express consent to include the fairness opinion in any disclosure document or proxy statement that Rite Aid must file with the Commission.  In addition, the Company has obtained the written consent of Citigroup to include its fairness opinion in the Proxy Statement.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

The Company has included disclosure on pages 10 and 48 of the Proxy Statement that each of Rothschild and Citigroup has consented to the inclusion of its opinion in the Proxy Statement.

4.                                    In addition, it appears that the Rothschild opinion is solely for the benefit of Rite Aid directors.  Because this limitation is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Alternatively, disclose the basis for Rothschild’s belief that shareholders cannot rely on the opinion to support any claims against Rothschild under applicable state law.  Describe any applicable state law authority regarding the availability of such a potential defense.  In the absence of any such state law authority, disclose that the availability of such a defense will have no effect on the rights and responsibilities of the board under applicable state law.  Also disclose that the availability of such a state-law defense to Rothschild would have no effect on the rights and responsibilities of either Rothschild or the board under applicable state law.

Response:  The limitation referred to by the Staff has been deleted from the Rothschild opinion, and an amended Rothschild opinion is included as Appendix F to the Proxy Statement.

Q&A, page 4

5.                                      There is significant redundancy between the Summary and the Q&A.  Please revise the sections to remove unnecessary repetitiveness.

Response:  The Company has revised the disclosure in the Q&A section of the Proxy Statement in response to the Staff’s comment.

Summary, page 8
Interests of Rite Aid’s Executive Officers...

6.                                    Please provide an estimate of the pecuniary benefit associated with the acceleration of the options described in this section.

Response:  The Company has revised the disclosure on page 10 of the Proxy Statement in response to the Staff’s comment.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

The stockholder agreement, page 17

7.                                      Please explain what a standstill agreement is so that investors understand the provision you are describing.

Response:  The Company has revised the disclosure on page 18 of the Proxy Statement in response to the Staff’s comment.

8.             Disclose how long the transfer restrictions remain in effect.

Response:  The Company has revised the disclosure on page 18 of the Proxy Statement in response to the Staff’s comment.

Risk factors, page 27
General

9.                                      Please delete the second sentence in the introduction to the risk factors.  All material risks must be disclosed.

Response:  The Company has revised the disclosure on page 27 of the Proxy Statement in response to the Staff’s comment to clarify that all material risks have been disclosed.  With respect to the second sentence in the introduction to the Risk Factors section of the Proxy Statement, the Company believes it is appropriate to advise stockholders that there may be additional risks and uncertainties not presently known to the Company or not currently believed to be material which may adversely affect the acquisition.  The Company believes that the second sentence does not conflict with the fact that the Company has disclosed all material risks.

10.                               Please consider whether you should include a risk factor relating to a possible conflict of interest with respect to Citigroup Global Markets, which is providing financing and a fairness opinion for the transaction.

Response:  The Company respectfully advises the Staff that the management and board of directors of the Company reviewed and discussed the possible conflict of interest with respect to Citigroup Global Markets (“Citigroup”) providing financing and a fairness opinion for the transaction and reviewed and discussed with Citigroup its internal procedures to minimize any potential conflicts of interest, including procedures to ensure the separation of Citigroup’s financing team from its financial advisory team.  The Company also undertook safeguards with respect to such possible conflict of interest by

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

obtaining a fairness opinion from another financial advisor.  Accordingly, the Company does not believe a possible conflict of interest with respect to Citigroup creates a material risk with respect to the transaction and does not believe a separate risk factor is warranted.

Although we expect that the acquisition..., page 27

11.                               The risk factor appears to describe two distinct risks — risks associated with ineffective integration and risks associated with uncertain projections.  Please disclose these risks in distinct risk factors.

Response:  The Company has revised the disclosure on pages 27 and 28 of the Proxy Statement in response to the Staff’s comment.

12.                               Please also consider whether you should include a separate risk factor relating to the fact that Brooks and Eckerd’s are not integrated, so that in many ways, Rite Aid will actually be undertaking to integrate after the transaction has closed.  Whether or not you include a separate risk factor, you should expand upon your discussion of the challenges in this regard.

Response:  The Company has revised the disclosure on page 27 of the Proxy Statement in response to the Staff’s comment.

The market price of Rite Aid common stock..., page 27

13.                               Each of the factors which could lead to a decrease in market price should be separated into a separate risk factor.  For example, instead of simply referencing operational cost savings, you should include a separate risk factor relating to these costs and include specific facts that could lead to cost overruns.  You should do the same for each of the items you have listed in this risk factor to the extent you have not already included a separate risk factor.  To the extent practicable, the amounts referred to in this discussion should be quantified, e.g. operational cost savings, perceived benefits, stated expectations of financial or industry analysts.

Response:  The Company has revised the disclosure on page 28 of the Proxy Statement in response to the Staff’s comment.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

The announcement and pendency..., page 29

14.                               Please disclose any problems you have faced of the types described in this risk factor.

Response:  The Company advises the Staff that, to the knowledge of the Company, the Brooks and Eckerd drugstore chains have to date not faced, at a material level, any of the problems described under this risk factor.

Some of our executive officers and directors have interests..., page 30

15.                             Please expand the discussion to provide additional specific information, and quantify the benefits, concerning the interests of these individuals in the “change of control.”

Response:  The Company has revised the disclosure on pages 30 and 31 of the Proxy Statement in response to the Staff’s comment.

If the market price of Rite Aid common stock increases..., page 30

16.                             Please expand the discussion to indicate the market price of your stock on the date of the acquisition agreement.

Response:  The Company has revised the disclosure on page 31 of the Proxy Statement in response to the Staff’s comment.

Conflicts of interest may arise between Rite Aid and Jean Coutu Group..., page 31

17.                               Please expand the discussion to provide more descriptive information concerning the nature of potential conflicts of interest involving past, ongoing and future relationships.  In addition, please expand the discussion to indicate the nature of the remaining business operations of Jean Coutu, both in the United States and elsewhere, upon the sale of the Brooks and Eckerd drugstore chains.  We may have additional comments.

Response:  With respect to the nature of potential conflicts of interest with Jean Coutu Group, the Company advises the Staff that the Company is not aware of any past or current conflicts of interest that have arisen between the Company and Jean Coutu Group.  In addition, the Company believes the

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

current disclosure in the Proxy Statement adequately describes the nature of potential conflicts of interest that may arise.

The Company has revised the disclosure on page 31 of the Proxy Statement in response to the Staff’s comment to expand the discussion of the remaining business operations of Jean Coutu Group following the sale of the Brooks and Eckerd drugstore chains.

Background of the transaction, page 40

18.                               Please expand the discussion to provide more specific information about your attempt to purchase the Eckerd drugstore chain and why you did not purchase the chain.  To the extent practicable, please quantify the offers you made and the offers accepted by J.C. Penney for the stores.

Response:  The Company has revised the disclosure on page 41 of the Proxy Statement in response to the Staff’s comment.

19.                               Please expand the discussion to provide specific information concerning the other potential acquisition scenarios considered at the December 14, 2005 meeting, which scenarios were pursued and which scenarios were not pursued, and why.  In addition, since the Jean Coutu Group had recently acquired the Eckerd stores, why did management believe the Jean Coutu Group would be receptive to a possible acquisition.

Response:  The Company has revised the disclosure on page 41 of the Proxy Statement in response to the Staff’s comment.

20.                               Please expand the discussion to describe the material purchase terms of the various non-binding indications of interest during the period of negotiations from December 2005 to the definitive agreement.

Response:  The Company has revised the disclosure on pages 42 and 43 of the Proxy Statement in response to the Staff’s comment.

Rite Aid’s Reasons for the Transaction, page 42

21.                               Please expand the discussion to address all material factors, both positive and negative, considered by the board.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

Response:  The Company has revised the disclosure on page 44 of the Proxy Statement in response to the Staff’s comment to clarify that all material factors considered by the board have been disclosed.

22.                               Please include a discussion here or elsewhere in the document addressing your plans subsequent to the transaction including integration; the number of stores you anticipate closing as a result of overlap, anti-trust concerns, or otherwise; and the nature and amount of cost savings you anticipate.

Response:  The Company has revised the disclosure on pages 8, 46 and 47 of the Proxy Statement in response to the Staff’s comment.

Financial Analyses of Citigroup, page 48

23.                               In the comparable companies analysis and in your precedent transactions analysis, please provide the information for each comparable company, in addition to the mean and median information you have provided.

Response:  The disclosure on page 52 of the Proxy Statement has been revised in response to the Staff’s comment.

24.                               In your discounted cash flow analysis, please include the WACC calculation.  Please describe your terminal value calculation.  Please also describe how the range of terminal value multiples was calculated.  Finally, disclose the growth rate included before the terminal period.  If the growth rate is greater than the 6-9% range you have estimated in your 10-K, explain why you provided Rothschild with a higher number.

Response:  The disclosure on page 53 of the Proxy Statement has been revised in response to the Staff’s comment to include the high and low WACC percentages.  Citigroup respectfully submits to the Staff that it does not believe the inclusion of the WACC calculation is particularly meaningful information.  Citigroup respectfully submits to the Staff that it believes it has adequately described the terminal value calculation in the summary of the analysis prepared by Citigroup.  The disclosure on page 53 of the Proxy Statement has been revised in response to the Staff’s comment to include a description of how the range of terminal value multiples was calculated.

The Company advises the Staff that the growth rate range of 6-9% included in Item 1 of its Form 10-K for the year ended March 4, 2006 was not an estimate of the growth rate of the Company or Jean Coutu USA, but rather,

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

under the caption “Industry Trends,” was an estimate of the growth of pharmacy sales in the United States each year over the next four years based upon studies published by a pharmaceutical market intelligence firm.  The growth rates used in the Citigroup discounted cash flow analysis are distinct and separate from this industry estimate.  The cash flow growth rates used by Citigroup in its analysis were projections for Jean Coutu USA as if it were a standalone company, which the Company developed solely for valuation purposes and not as public forecasts of Jean Coutu USA’s performance.  Further, the Company and Citigroup believe that disclosure of the projected growth rates for Jean Coutu USA would amount to the Company and Citigroup setting forth forward-looking guidance on the financials of a target company, which is neither the Company’s nor Citigroup’s intention.  Accordingly, the Company has not included these growth rates in the Proxy Statement.

Financial analyses of Rothschild, page  53

25.                               In the precedent transactions analysis, provide the computation for each transaction you list.

Response:  The disclosure on pages 58 and 59 of the Proxy Statement has been revised in response to the Staff’s comment.

26.                               In the discounted cash flow analysis, please explain how Rothschild selected the discount factor.  Also, you state that terminal values were based on judgment and experience.  Please provide more specific disclosure of the judgments applied and the reliance on experience to reach these multiples.  Explain the terminal calculation that was made. Finally, you have referenced growth scenarios with and without synergies.  Please indicate the rate of cash flow growth that was estimated in each scenario.  If the growth rate is greater than the 6-9% range you have estimated in your 10-K, explain why you provided Rothschild with a higher number.

Response:  The disclosure on pages 59 and 60 of the Proxy Statement has been revised in response to the Staff’s comments regarding the selection of the discount factor, development of terminal value multiples and the explanation of the terminal calculation.

The Company advises the Staff that the growth rate range of 6-9% included in Item 1 of its Form 10-K for the year ended March 4, 2006 was not an estimate of the growth rate of the Company or Jean Coutu USA, but rather,

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

under the caption “Industry Trends,” an estimate of the growth of pharmacy sales in the United States each year over the next four years based upon studies published by a pharmaceutical market intelligence firm.  The growth rates used in the Rothschild discounted cash flow analysis are distinct and separate from this industry estimate.  The cash flow growth rates used by Rothschild in its analysis were projections for Jean Coutu USA as if it were a standalone company, which the Company developed solely for valuation purposes and not as public forecasts of Jean Coutu USA’s performance. Further, the Company and Rothschild believe that disclosure of the projected growth rates for Jean Coutu USA would amount to the Company and Rothschild setting forth forward-looking guidance on the financials of a target company, which is neither the Company’s nor Rothschild’s intention.  Accordingly, the Company has not included the growth rates in the Proxy Statement.

27.                               Please explain why the analysis of historical comparable transactions apparently excluded transactions occurring after November 1999.

Response:  The Company advises the Staff that it is informed by Rothschild as follows:  Rothschild notes that comparable transactions are included after November 1999.  In the section on recent comparable transactions, Rothschild has included transactions from December 2003 through January 2006.  No transactions were included for the period from November 1999 through December 2003 because Rothschild was unable to find any transactions that it believed to be comparable.

28.                               Please expand the discussion on page 56 to quantify the amount of payments paid and/or due upon delivery of the fairness opinion, approval by Rite Aid shareholders, and consummation of the transaction.

Response:  The disclosure on page 60 of the Proxy Statement has been revised in response to the Staff’s comment.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

The Stock Purchase Agreement, page 68
The Stockholder Agreement, page 89
The Registration Rights Agreement, page 97

29.                               Please revise the discussion to include all material terms of the agreements.

Response:  The Company has revised the disclosure on pages 72, 93 and 101 of the Proxy Statement in response to the Staff’s comment to clarify that all material terms of the agreements have been disclosed.

Security ownership and certain beneficial owners, page 162

30.                               Please disclose the identity of the natural person with voting and dispositive power over the shares held by Green Equity Investors III, LP.

Response:  The Company has revised the disclosure on page 177 of the Proxy Statement under footnote 19 in response to the Staff’s comment.

The Jean Coutu Group (PJC) USA, Inc. Consolidated Financial Statements
Consolidated Statements of Operations, page 124

31.                               Please tell us and disclose the portion of depreciation and amortization that should be included in costs of goods sold and selling, general and administration expenses.  Please see SAB Topic 11B.

Response:  Jean Coutu Group has advised the Company as follows: The following table outlines the amounts of depreciation and amortization expense associated with cost of goods sold and selling, general and administration expenses for each of the years ended May 27, 2006, May 28, 2005 and May 29, 2004 (amounts in thousands):

	2006	2005	2004
Cost of goods sold	$12,778	$8,918	$713
Selling, general and administration expenses	$203,026	$175,936	$30,435
Total	$215,804	$184,854	$31,148

Jean Coutu Group management does not believe SAB Topic 11B requires disclosure of the depreciation and amortization amounts associated with cost of goods sold and selling, general and administration expense.  However, the

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

Company has included the parenthetical description suggested in SAB Topic 11 on the line items cost of goods sold and selling, general and administrative expense.  Also, the Company has adjusted the unaudited pro forma statements of operations included in the Proxy Statement to classify the depreciation and amortization expense of Jean Coutu USA in either cost of goods or selling, general and administrative expense, as appropriate, in order to conform with the presentation of the statements of operations of the Company.

Notes to the Consolidated Financial Statements, page 127
Note 4. Store closings and impairment charges, page 135

32.                               We note that you changed your assumptions in your calculation of store lease exit costs for the past two years.  Please tell us and disclose what assumptions changed and reason the changes were necessary.

Response:  Jean Coutu Group has advised the Company as follows: During 2006, Jean Coutu USA agreed to a settlement related to a dispute with one developer regarding the cost to exit certain leases.  The majority of the change in assumption in 2006 reflects the increase in the liability associated with this settlement.

During 2005, Jean Coutu USA revised its estimates regarding the timing and amount of expected sublease income associated with the closed stores and estimated settlement costs on terminated leases.

Note 15. Other long-term liabilities, page 144

33.                               Please tell us and disclose the nature of the “liabilities for store closures” and how they differ from the reserves established for store lease exit costs disclosed in note 4.

Response:  Jean Coutu Group has advised the Company as follows: The liabilities for store closures disclosed in note 15 represent the long-term portion of the liabilities for store closures disclosed in note 4.  The following table reconciles the amounts in notes 4, 12 and 15:

	May 27, 2006	May 28, 2005
Current portion (note 12)	$42,427	$46,881
Long-term portion (note 15)	$72,361	$96,587
Total (note 4)	$114,788	$143,468

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

Unaudited Pro Forma Combined Financial Statements of Rite Aid
Notes to Unaudited Pro Forma Combined Financial Statements
Note 2 — Unaudited Pro Forma Adjustments, page 159

34.                               Please tell us and disclose the preliminary purchase price allocation, including specific identification of significant liabilities and tangible and intangible assets likely to be recognized.  Please adjust your pro forma financial statements to reflect this allocation including any affect on depreciation and amortization.  In addition, please disclose uncertainties regarding the effects of amortization periods assigned to the assets.

Response:  The Company has not presented a preliminary purchase price allocation because it does not have the valuation data.  The Company engaged an outside firm on November 1, 2006 to assist in valuing the assets to be acquired and liabilities to be assumed from Jean Coutu USA.  However, this firm has not commenced with the data gathering process and at this time is not able to provide the Company with the information necessary to perform a preliminary purchase price allocation.  Further, it has been ten years since the Company last acquired another business, and therefore, the Company does not have sufficient history to enable it to estimate how the purchase price will be allocated based upon relevant past experience.  As part of the purchase price allocation, the Company expects to assign a portion of the purchase price to the fixed assets and inventory acquired from Jean Coutu USA.  In addition, the Company expects to record intangible assets for prescription files and operating leases with favorable or unfavorable market terms at their fair value.  The excess of the cost of Jean Coutu USA over the net amounts assigned to assets acquired and liabilities assumed will be recorded as goodwill.

The Company notes that Jean Coutu USA acquired a portion of the Eckerd business (approximately 1,500 stores) in July 2004 and, therefore, assets acquired from Eckerd, which include prescription files and operating lease intangibles were recorded at fair value by Jean Coutu USA approximately two years ago.

The Company has added the following disclosure on page 173 of the Proxy Statement to item E of Note 2 to the Unaudited Pro Forma Combined Financial Statements:

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

“The purchase price has not been allocated to individual assets acquired and liabilities assumed because the asset valuation process that is necessary for Rite Aid to complete this allocation has only just commenced.  Rite Aid expects the purchase price allocation will result in adjustments to certain assets and liabilities, including inventory, fixed assets, prescription file intangibles, favorable and unfavorable lease intangibles, accruals for store exit costs, taxes and goodwill.  Allocation of the purchase price will likely have a material impact on the pro forma balance sheet and depreciation and amortization expense recorded in the pro forma statements of operations.”

35.                               Please tell us and disclose how management determined the stock price of $4.24 which was used to value the $250 million shares that is anticipated to be issued as part of the acquisition.

Response:   To determine the stock price to use in the calculation of the equity consideration that is being issued by the Company to consummate this transaction, the Company reviewed EITF Issue 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.”  According to the guidance in EITF 99-12, the value of the acquirer’s securities issued in a purchase business combination when the number of the acquirer’s shares is not subject to change pursuant to the terms of the acquisition agreement should be based upon the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.  EITF 99-12 further defines a reasonable period of time as a few days before and after the acquisition is agreed to and announced.

The acquisition of Jean Coutu USA was agreed to on August 23, 2006 and announced on August 24, 2006.  The average closing market price for the trading day period that includes the two days prior to transaction announcement and the two days subsequent to transaction announcement was $4.36 per share.  The Company used a stock price of $4.24 when preparing calculations for various internal analyses, and used this stock price in the initial filing of the preliminary proxy statement.  The Company has revised its pro forma balance sheet on page 169 of the Proxy Statement to calculate the equity consideration issued for Jean Coutu USA using the $4.36 market price.  The Company has also disclosed the basis for determining this market price in item E to Note 2 to the pro forma financial statements on page 173 of

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

the Proxy Statement.  The disclosure in explanatory note (2) of item E reads as follows:

“(2) — Based on a stock price of $4.36 per share.  This amount is calculated based upon the average closing market price of Rite Aid stock beginning two days prior to the announcement of Rite Aid’s purchase of Jean Coutu USA on August 24, 2006 and ending two days after that announcement.”

36.                               Please tell us and disclose the amount of interest expense to be incurred for the debt issued and assumed by Rite Aid, the interest rate used to calculate this amount, and the effect on net income of a variance in the assumed interest rate of 1/8%.

Response:  The Company has added the following language in item K of Note 2 to our pro forma financial statements on page 174 of the Proxy Statement:

“K.                              Reflects the impact of eliminating the historical interest expense incurred by Jean Coutu USA for intercompany debt to Jean Coutu Group and adding interest expense to be incurred for the debt issued and assumed by Rite Aid for this transaction.  Debt to be issued and assumed by Rite Aid to consummate this transaction includes $680 million of bank term debt, issued at a variable interest rate of LIBOR plus 175 basis points (assumed to be 7.25% based on current LIBOR rates), $870 million of newly issued secured debt, issued at a fixed rate of 9.25% and the assumption of an $850 million unsecured debenture from The Jean Coutu Group, which bears interest at a fixed rate of 8.5%.  Note that this instrument is recorded on Rite Aid’s Unaudited Pro Forma Consolidated Balance Sheet at a fair market value of $837.3 million.  The effective interest rate used to record interest expense on the $850 million unsecured debenture, which includes amortization of the discount into interest expense, is 8.63%.

Total pro forma annual interest expense for these instruments at the above rates is $208.8 million, which is included in annual interest expense on the Unaudited Pro Forma Consolidated Statement of Operations.  A 1/8% change in LIBOR would increase or decrease Rite Aid’s annual pro

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

forma interest expense related to these instruments by approximately $1 million.”

10-K for the year ending March 4, 2006
Business

37.                               In light of the significance of the Jean Coutu transaction, in the future, please consider including M&A as part of your business strategy.

Response:  The Company respectfully advises the Staff that it considers the acquisition of the Brooks and Eckerd drugstore chains to be a unique transaction.  In addition, it has been ten years since the Company last acquired another business.  Accordingly, the Company does not believe that M&A activities should be considered part of its business strategy.  However, the Company will revisit this issue at the time of its next Form 10-K filing.

Legal proceedings, page 18

38.                               Please revise your 10-K to include more information regarding the investigation.  Describe the subject matter of the investigation, why you reserved for the investigation, and the nature of any action taken by, or settlement entered into with, the U.S. Attorney’s Office.

Response:  The Company respectfully advises the Staff that the investigation concluded in March 2006 and resulted in the Company not being required to pay any fine or penalty, as disclosed in the Company’s Form 10-K for the fiscal year ended March 4, 2006.  The Company included more fulsome disclosure regarding the subject matter of the investigation and the $20 million accrual recorded in fiscal 2003 beginning with its first Form 10-K filed after the commencement of the investigation and in subsequently filed periodic reports.

Financial Statements
Notes to Consolidated Financial Statements
Note 6. Goodwill and Other Intangibles, page 63

39.                               We note that your weighted average amortization period for prescription files was 12 years.  Please tell us how management determined that a weighted average amortization period of 12 years is appropriate for prescription files.  In your response tell us how prescription files would differ from customer lists, if true, and how you considered the Staff’s views

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

on “Accounting for Customer Relationship Intangibles” described in the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” dated August 31, 2001.  In addition, please provide similar  information regarding The Jean Coutu Group prescription files and their weighted average useful life of 10 years.

Response:  The Company from time to time will acquire prescription files, typically from single-store independent pharmacies, through asset acquisitions which do not meet the definition of a business.  Prior to fiscal 1997, the Company amortized purchased prescription files acquired from single-store independent pharmacies or as a component of business combinations over a 15 to 20 year period using straight-line amortization.  From fiscal 1997 going forward, for all prescription files acquired, the Company has amortized prescription files over a five-year period using straight-line amortization.  The Company made this policy change in recognition of the fact that prescription file assets experience some levels of attrition over the period of time from acquisition through ten years or more.  Therefore, five years is an appropriate shortened time period to assume that the files purchased correspond with the distribution of expected revenues.  While not a required disclosure under paragraph 44 of SFAS No. 142, the remaining weighted average amortization period for prescription files as of September 2, 2006 was 4.3 years.

The Company does not have any intangibles related to customer lists.

Jean Coutu Group has advised the Company as follows: With respect to Jean Coutu Group’s prescription files, Jean Coutu Group utilized the work performed by an external valuation firm, information from other similar transactions and management judgment to determine the weighted average useful life of 10 years.  In addition, Jean Coutu Group analyzed an attrition curve that was developed to provide insight into the life of an average prescription file.  As part of the process to allocate the purchase price of Jean Coutu USA to the respective assets purchased and liabilities assumed, the Company will value the prescription file intangibles purchased from Jean Coutu USA and assign a useful life in accordance with the Company’s policies and in consideration of the operating plans for the related stores.  Although this process has not yet commenced, we expect the useful life to be assigned to the prescription files to be between five and ten years.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 13, 2006

General — Company Statement

At your request, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber

cc:                                 Robert B. Sari, Esq.
Rite Aid Corporation